Filed by PDC Energy, Inc.

pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

 under the Securities Exchange Act of 1934

Subject Company: PDC Energy, Inc.

(Commission File No.: 001-37419)

On May 22, 2023, Chevron Corporation (“Chevron”) and PDC Energy, Inc. (“PDC”) participated in a conference call relating to PDC’s pending merger transaction with Chevron. Below is a transcript of the conference call.

Chevron Announces Agreement to Acquire

PDC Energy

Edited Transcript

Monday, May 22, 2023

 CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

FOR THE PURPOSE OF “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Chevron Corporation (“Chevron”) and PDC Energy, Inc. (“PDC”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated accretion to return on capital employed, free cash flow, and earnings per share, as well as the expected delivery of higher returns and lower upstream carbon intensity) and projected operational and capital synergies, projected financial information, future opportunities, and any other statements regarding Chevron’s and PDC’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. Words or phrases such as “anticipates,” “expects,” “intends,” “plans,” “targets,” “advances,” “commits,” “drives,” “aims,” “forecasts,” “projects,” “believes,” “approaches,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” “progress,” “may,” “can,” “could,” “should,” “will,” “budgets,” “outlook,” “trends,” “guidance,” “focus,” “on track,” “goals,” “objectives,” “strategies,” “opportunities,” “poised,” “potential,” “ambitions,” “aspires” and similar expressions are intended to identify such forward-looking statements. All such forward-looking statements are based on current expectations of Chevron’s and PDC’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite PDC stockholder approval; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; the effects of disruption to Chevron’s or PDC’s respective businesses; transaction costs; Chevron’s ability to achieve the benefits and projected operational and capital synergies from the proposed transaction; Chevron’s ability to promptly, efficiently and effectively integrate acquired operations into its own operations; unknown liabilities; the diversion of management time on transaction-related issues; and the effects of industry, market, economic, political or regulatory conditions outside of Chevron’s or PDC’s control. Additional risks that may affect Chevron’s results of operations and financial position appear in Part I, Item 1A “Risk Factors” of Chevron’s Annual Report on Form 10-K for the year ended December 31, 2022, and in subsequent filings with the U.S. Securities and Exchange Commission (“SEC”). Other unpredictable or factors not discussed in this transcript could also have material adverse effects on forward-looking statements. Chevron assumes no obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the potential transaction, Chevron expects to file a registration statement on Form S-4 with the SEC containing a preliminary prospectus of Chevron that also constitutes a preliminary proxy statement of PDC. After the registration statement is declared effective, PDC will mail a definitive proxy statement/prospectus to stockholders of PDC. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Chevron or PDC may file with the SEC and send to PDC’s stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF CHEVRON AND PDC ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Chevron or PDC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Chevron will be available free of charge on Chevron’s website at http://www.chevron.com/investors. Chevron and PDC and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Chevron is set forth in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 23, 2023, and its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 12, 2023. Information about the directors and executive officers of PDC is set forth in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 22, 2023, and its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 12, 2023. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This transcript is meant to be read in conjunction with the Chevron Announces Agreement to Acquire PDC Energy presentation. All materials are posted on chevron.com under the headings “Investors,” “Events & Presentations.”

Chevron

May 22, 2023
11:00 AM ET

This transcript has been edited by Chevron Corporation.   It is generally consistent with the original call transcript.  For a replay of the Investor Conference Call, please listen to the webcast presentation posted on chevron.com under the headings “Investors,” “Events & Presentations.”

Operator:	Good morning. My name is Jennifer, and I will be your conference facilitator today. Welcome to Chevron’s conference call to discuss its announced acquisition of PDC Energy. At this time, all participants are in a listen only mode. After the speaker’s remarks, there will be a question-and-answer session and instructions will be given at that time. If anyone should require assistance during the conference call, please press star and then zero on your touchtone telephone. As a reminder, this conference call is being recorded. I will now turn the conference call over to the General Manager of Investor Relations at Chevron, Jake Spiering. Please go ahead.

Jake Spiering:	Thank you, Jennifer. Good morning, and welcome to this special call to announce an important proposed combination. I’m Jake Spiering, General Manager of Investor Relations at Chevron. And with me today are Chevron’s Chairman and CEO, Mike Wirth, PDC Energy’s President and CEO, Bart Brookman, and Chevron CFO, Pierre Breber.

We will refer to the slides and prepared remarks that are available on Chevron’s website.

Before we begin, please be reminded that this presentation contains estimates, projections and other forward-looking statements. Please review the cautionary statement on slide two.

Now I’ll turn it over to Mike.

Mike Wirth:	Thanks, Jake. I’m pleased to announce that Chevron has entered into a definitive agreement to acquire PDC Energy.

PDC is a strong, strategic fit with Chevron’s portfolio. This transaction is aligned with our objective to safely deliver higher returns and lower carbon through a disciplined use of capital. The combination is expected to strengthen our position in DJ Basin and add high-return investment opportunities that also lower our overall upstream carbon intensity. We expect PDC’s Delaware Basin acreage to be efficiently integrated into our leading position in the Permian.

The transaction is expected to be accretive to all important financial measures in the first year after closing assuming strip prices. We anticipate Chevron’s annual free cash flow to increase by about $1 billion, including cost synergies and capex efficiencies.

We’ll raise our annual capex guidance by $1 billion to a range of $14 to $16 billion per year through 2027 after achieving about $400 million in capex efficiencies post-closing. Our Investor Day guidance for compound annual growth rates in production and free cash flow through 2027 is unchanged from what will now be a higher combined base. There’s also no change in the company’s recently increased share buyback guidance.

Each PDC shareholder will receive 0.4638 Chevron shares as total consideration, which represents a 14% premium on the 10-day average closing price. They’ll have continued ownership in the business through shares of a much larger, more diversified company with long-standing financial priorities of dividend growth, disciplined capital investment, a strong balance sheet and share buybacks through-the-cycle.

Chevron’s shareholders should benefit from the incremental value that we expect the high-quality assets and synergies to realize over time as part of a global integrated company.

I believe this is a compelling deal for shareholders of both Chevron and PDC.

The value of the deal is supported by PDC’s leading position in the DJ Basin, which is largely contiguous or adjacent to existing Chevron operations and significantly de-risked with regulatory approval to enable development at current levels in Weld County into 2028.

Our go-forward plans will include a development approach focused on capital efficiency and returns.

The Permian is an addition to our premier, existing position, adding 25,000 net acres in the core of the Delaware Basin.

The acreage is held by production and development will be optimized within our broader Permian portfolio.

After closing, Chevron’s proved reserves will increase by 10% and our Colorado business will be one of our top-five assets in terms of production and free cash flow. The addition of PDC’s assets and leading capabilities is expected to further lower Chevron’s carbon intensity.

In closing, we’re constantly looking to add good resource at good value. This transaction does both. PDC’s assets strengthen our position in important U.S. basins and will compete for capital in our diversified portfolio as we drive for higher returns, and we’re doing it through a transaction that we expect to be accretive across key financial metrics.

We have a track record of successfully integrating companies, and we look forward to welcoming PDC employees to join us in safely delivering lower-carbon energy to a growing world.

Now, I’ll hand it over to Bart to say a few words.

Bart Brookman:	Thanks, Mike, and it’s great to be with you today to discuss this transaction, which was unanimously approved by [PDC’s] Board of Directors. An exciting day for PDC, but let me begin by expressing my sincere gratitude to all the PDC employees. It is their dedication and extraordinary talent that launched PDC on its trajectory of excellence and positioned us for a transaction of this magnitude. I am exceptionally proud of our team.

From our early roots in West Virginia, PDC has grown and evolved into a company with a strong track record of operational credibility in the DJ and Permian Basins. This credibility, along with our tremendous asset quality, has led us to this announcement. We are excited about this transaction for many reasons. It brings significant diversification and Chevron’s long-standing financial priorities that include returning capital to shareholders through dividends and share repurchases. We are incredibly proud to maximize value, both with this transaction [and] over the long term, for all PDC shareholders.

As Mike mentioned, the combined Chevron / PDC assets in the DJ represent an extremely compelling opportunity. This transaction will bring two of the best-in-class operators together and ensure continued output growth, lower operational costs, environmental stewardship and value creation for years to come. Both companies have excellent reputations as responsible operators who prioritize people, communities and the environment – a winning combination by any account.

I look forward to working with the Chevron team to ensure a smooth transition. And with that, I’ll turn this call back to Jake.

Jake Spiering:	Thank you, Bart.

That concludes our prepared remarks. We are now ready to take your questions. Please limit yourself to one question and one follow up. We will do our best to get all of your questions answered.

Jennifer, please open up the lines.

Operator:	Thank you. If you have a question at this time please press star one on your touchtone telephone. If your question has been answered or you wish to remove yourself from the queue, please press star two. If you are listening on a speakerphone, we ask that you please lift your handset before asking your question to provide optimum sound quality. Again, if you have a question, please press star one on your touchtone telephone.

Our first question comes from Nitin Kumar with Mizuho.

Nitin Kumar:	Hi, good morning. Thanks for taking our questions. My first one is for Mike.
(Mizuho)
In terms of scale, this deal is additive but not transformative to Chevron’s asset position. Could you perhaps expand on the strategic rationale, particularly why target a predominantly Wattenberg-focused operator while there seem to have been some deals and assets in the Delaware and the Permian recently?

And from a higher level, is this deal indication that Chevron thinks it’s time for consolidation in U.S. shale?

Mike Wirth:	Yes, Nitin. This clearly supports our objective of delivering higher returns and lower carbon. The quality of the assets is very high. It’s a complementary fit with our current DJ Basin operations. We’ve been very pleased with those assets since the Noble acquisition.

PDC is respected in that basin for their operational capabilities and their ability to deliver energy safely and responsibly. They’ve got a very strong record of lowering the carbon intensity of their operations. It adds 1 billion barrels of reserves to our books at less than $7 per BOE. Both companies have a real commitment to managing our engagement with the regulatory process in Colorado at a county level and at the state level.

And it’s good for shareholders. It’s immediately accretive across all the key measures, and as we mentioned, there’s $1 billion in incremental free cash flow. This is a transaction that has a strong strategic rationale, strong value creation for the shareholders of both companies and we just think it makes a lot of sense.

I’m not going to comment on the broader M&A trend. This was a unique opportunity between our two companies that both of us see in a similar fashion, and we’re very pleased.

Nitin Kumar:	Great. If I can ask Bart a quick one. As you know, we’ve been fans of [your] story for some time. Your stock was trading at a discount to peers. So why was this the right time or multiple for you all to sell at? Is it getting harder to be a stand-alone SMID-cap company in your opinion?

Bart Brookman:	Yes, Nitin, at the end of the day, a great opportunity for our shareholders. We looked at world-class assets, diversification, Chevron’s strong shareholder return focus on their dividends and their share repurchase program. In all honesty, as we have worked with the team, we also saw it as a great organizational and cultural blend. And as Mike and I discussed, an opportunity to create a bull’s-eye 600,000-acre position in the DJ for long-term growth in the basin and improved efficiencies. It was the right deal at the right time for us, fully supported by our Board.

Operator:	Next to Neil Mehta with Goldman Sachs.

Neil Mehta:	Congrats Bart, and great to talk to you Mike.
(Goldman Sachs)
I guess the first question is around the $400 million of capital efficiencies and synergies. Can you talk about where those are coming from and the confidence interval around those?

Mike Wirth:	Yes. We’ve got these large adjacent positions in the DJ Basin and the intention to optimize our development plan now across that 600,000-acre position, so both drilling and completion activities. We expect to be able to keep on a similar production trajectory with a reduced level of D&C activity and really focus on returns. The companies have slightly different basis of design on spacing and frac intensity. We’ll take a look at that across the portfolio and kind of go with best-in-class to drive returns and efficiency. You put these two together and you get those kind of scale opportunities.

You’d go to the Permian and our position there, as you know, is very large. We’re always looking for ways to core up acreage. The PDC acreage in the Delaware Basin is held by production, so there’s no real timing pressure there. We’ll optimize that into our overall Permian portfolio and development plan, and we think that we’ve got a pretty clear line of sight to the capex efficiencies.

Pierre Breber:	The only add I would make, Neil, is we’re baking it into our capex guidance. PDC’s capex is notionally around $1.4 billion per year. We’re increasing our capex guidance by only a billion dollars, so it’s baked into our guidance and reflects the high level of confidence that Mike just talked about.

Neil Mehta:	The follow-up is just as it relates to Colorado. A couple of years ago, regulatory risk was top of mind and it was acute. Maybe you could just step back and just give us a state of play around sort of permitting risks as you see it in the state, and do you have them all clear? And how should we, as an investment community, evaluate any potential risk around that?

Mike Wirth:	Yes. Maybe I’ll start and then invite Bart to add his perspective.

Both companies have, I think, demonstrated a commitment to constructive engagement with regulators, as I said, at the local level, at the county level, at the state level. A few years back, there was a new permitting framework established. We’ve received these comprehensive area plan approvals as has PDC. There are years and years’ worth of approved development plans now in place in both companies. As we bring those together, we’ve got years of inventory that’s already permitted, which allows us to optimize the capital as we just discussed. I think both companies have demonstrated a respect for the higher expectations that have been expressed by the citizens of Colorado, by the elected officials in Colorado, and frankly, our industry is holding itself to a higher standard as well. Our expectations for our own operations have risen. Rather than view this as some sort of confrontation, I think we’ve viewed it as a way to raise our own game. We’re looking to do so in a way that is constructive and allows good engagement with stakeholders and to continue to invest in the economy of Colorado.

Bart, you might want to add a little bit of a perspective from your point of view.

Bart Brookman:	Yes. Mike you were spot on. The regulators, I can tell you, the state of Colorado view these two companies as kind of the gold standard right now. We bring a great team. I know Chevron has a great team. We have all the confidence. We’ll continue to navigate some of the challenging regulations at time, in all honesty. But just a reminder to everybody, we’ve been successful in the process of obtaining approximately 1,000 permits here in the last 9-10 months, so we have success. We understand the system. We’re managing our way through it, and we’ve got a great reputation with the regulators. I think we’re in a really good position. The acreage position, as Mike noted in his comments, pretty much 100% Weld County. Our perspective on this is there is not a better company, probably in the world, to be the champion of energy in the state of Colorado than Chevron. I think that was something we had good discussions with the Board about and I think it’s a great move for the state of Colorado.

Operator:	Our next question comes from the line of Jason Gabelman with TD Cowen.

Jason Gabelman:	Hey. Thanks for taking my questions and congrats on the deal.
(TD Cowen)
I guess my first question is just you had discussed over the past 6 months at least that you thought commodity prices were too high to execute upstream M&A and obviously, this deal suggests otherwise. So maybe I was hoping you could talk about if something has changed in terms of that commentary that you’ve previously provided and any outlook on the M&A environment in light of this deal?

And then my second question is just specifically on the U.S. natural gas markets. PDC has a higher gas split than I guess what Chevron has in the Permian Basin. So I wonder, as you look out with Henry Hub being relatively low now, do you expect natural gas prices to strengthen over the next few years with new LNG capacity coming online? And is that part of the strategic thought process behind this deal?

Mike Wirth:	Jason, prices are lower than they were six months ago. I don’t know where they’re going to be six months from now. But when [oil] prices were in the $80s and $90s and higher, it felt like we were certainly at the top end of the market, and it’s harder to do deals there. We’re down at a different point in the market right now. We’re always looking for good resource at good value. This was somewhat of a unique combination and an opportunity for us to acquire this position that we’ve been talking about in the DJ Basin at a value that works for both companies and provides the accretive financials that we’ve talked about. We’ve tested it in different price environments. We’ve given you some guidance at the forward strip. But it’s still a good deal at a lower price deck than that. We feel good about it at this point. I can’t project what else might happen in M&A, so I’ll just let you engage in the conjecture on that one.

On natural gas markets, the gas oil ratios are a little different between the two positions, but not hugely different. We look at all the commodities here. So it’s oil, it’s NGLs and it’s gas. We’ve got our own long-term views that we used to run the economics and we test them at lower price cases than that. There’s going to be stronger global demand for gas growth, then there will be for oil, over the next decade and beyond, as the world looks to decarbonize. Certainly, there’s going to be more LNG projects sanctioned in the U.S., and that’s going to add to that demand. The full basket of prices, the profile and the commodities fit with our views, and it passes all of our lower commodity price test.

Pierre Breber:	The only thing I’d add is we’ll update our commodity price sensitivities when we close. I mean you’ll see a bigger impact on our Henry Hub natural gas sensitivity than you will on our liquids just because of our global portfolio. Mike affirmed our production CAGR and free cash flow CAGR, both off a now higher base. We’re doing that at $3.50. I know we got some questions at our Investor Day about using a higher Henry Hub price. We’re using a lower price now than we showed just at our Investor Day a couple of months ago, aligned with where the futures are trading right now for 2024.

Operator:	We’ll go next to Josh Silverstein with UBS.

Josh Silverstein:	Good morning, guys. I just wanted to talk about the financing of the transaction.
(UBS)
You mentioned the value gap and the multiples, so I get wanting to use stock for at least a portion of this. But why not use a portion of the cash balance to try to make this at least a little bit more accretive on a per share basis? Thanks.

Mike Wirth:	Typically, in our industry, there’s a lot of commodity price volatility, as you know. If you have a significant amount of cash in a deal and it takes, let’s just say, six months to close the deal, you’re going to have commodity prices higher or lower when you get to closing. We’re in a roughly, call it, a $70 oil price world today. If we get to closing and we’re in a $90 oil price world or a $50 world, the cash price that we agree today is going to look like you’ve got a winner and a loser. If you do it in equity, you lock in the exchange ratio. And that creates essentially a hedge against moves in either direction on commodity price. It’s really something that we find when we talk to people on deals, it’s a way to take that out of the equation and get to an agreed value for the transaction.

The other thing, just to point out, we’re buying back our shares at $17.5 billion a year. The shares that would be issued for this transaction are repurchased in less than two quarters. If you’re looking for accretion and you’re worried about dilution, those shares are gone in less than two quarters. Another way to look at it is, if it takes us two quarters to get through the regulatory process, we will buy back more shares than it takes to complete this transaction. And through the buyback, you’re going to have a lower share count out there.

Pierre Breber:	What I would add is, you’re right, your accretion metrics look better when you use cash. But for all the reasons that Mike said, we prefer to use equity, but this is a transaction that is really strongly accretive, particularly on cash flow metrics. Free cash flow, we talked about $1 billion [added to annual free cash flow].

It’s solidly accretive on earnings per share at strip pricing. You can go to below strip pricing and still get earnings per share accretion. And it’s ROCE accretive, modest, but we know that’s a very high bar to pass. This is the harder test when you use all equity, and we do it for all the reasons I said.

This is a transaction that you could say is maybe modestly sized, but it punches above its weight in terms of its financial accretion. We think there’s a lot of upside in Chevron shares, and we think PDC shareholders will enjoy that over time.

Josh Silverstein:	That’s helpful. And just as my follow-up, Mike, you mentioned the six months in the regulatory process. I’m curious on your thoughts. There’s a deal smaller in terms of dollar amount, but one that’s being held up by the FTC right now. This transaction further consolidates the [DJ] basin where there’s only a couple of large players to begin with. Just any thoughts there as far as how you got to factor that into the transaction as well? Thanks.

Mike Wirth:	Each transaction is unique. We’re confident this transaction is pro-competitive. It’s purely an upstream production transaction. There’s no midstream. There’s no downstream. We don’t see any competition issues being involved. Obviously, we’ll work through the process with the regulator. But we don’t believe there’s any reason that this should not ultimately be approved.

Operator:	We’ll go next to Paul Cheng with Scotiabank.

Paul Cheng:	Thank you. Good morning, guys. Maybe the first one -- two questions, please.
(Scotiabank)
First one is for Pierre. $100 million on opex savings. That seems low. Just looking at the potential saving in G&A and interest expense, it seems like we already can get there. Can you tell us a bit that what’s the split in that opex saving between at the field, the G&A and interest expense? That’s the first question.

Pierre Breber:	Paul, I’ll take that. We do due diligence really based on material information. [There] is limited details you can get into because everything is disclosed in the filings. As we have with Noble, once we are allowed to work together and see more - we expect to beat that number, and we did. We doubled our Noble synergies by the time we were done. This is primarily G&A. There’s very limited interest expense of some insurance. There’s some corporate functions that are redundant. The operational synergies, the procurement synergies. We need to see contracts. We need to get into, as Mike said, looking at what we both do [best] and taking the best of what both PDC and Chevron does. We expect more. We’ll update you as we go along. It’s the best estimate we have now based on what we can see. We’ll see more and we expect that number to increase over time.

Paul Cheng:	Pierre, you’re saying that it’s not including much of an interest cost saving, right? Because the bond will be redeemable from PDC?

Pierre Breber:	That’s right. There’s some short term that you can do, but the bonds -- the way they’re structured is they’re difficult to call early and book those savings. It’s the nature of how bondholders structure them. Over time, we will realize that. We’re doing everything in the first year after closing. We’re using 2024. It’s pretty modest [savings] by 2024. You’ll see more savings over time.

Paul Cheng:	Okay. My follow-up is that after you close the deal, can you just share that what is the pace of development? Will DJ become a growth platform for you guys going forward? And if it is, what kind of pace of growth that you are expecting?

Mike Wirth:	Paul, there’s a slide that we showed our production. Our production in the DJ last year was just a little bit over 140,000 barrels [of oil equivalent] a day. On Slide 7 in the deck, you can see, in 2024, that number. Using the 400 thousand barrel [of oil equivalent] a day range, we’ve got a bar on there for 2027 that shows it kind of in that same ballpark, maybe just a touch higher. Our current view is that we grow into that range and then we really focus on efficiency, capital, and returns. You could think of it kind of plateauing in that range, which is a way for us to generate strong free cash flow, high efficiency and strong returns.

Paul Cheng:	Mike, once you get to the 400 [thousand barrels of oil equivalent per day], is the $1 billion capex still a good one to use?

Pierre Breber:	Paul, we’re going to wrap you up on this. We’re taking $400 million of capex efficiencies. I think that was an earlier question. It’s about half in the DJ, half in the Permian. We’re given multi-year production guidance. We’ve updated our capex guidance. I think it’s all included in our updated guidance. Thanks, Paul.

Operator:	We’ll go next to Sam Margolin with Wolfe Research.

Mike Wirth:	Morning, Sam. Jennifer, it sounds like we may have lost Sam. Why don’t we go to the next one and if Sam pings back in, you can stick him back in the queue.

Operator:	Understood. We’ll go next to Roger Read with Wells Fargo.

Roger Read:	All right. Hopefully my mute button didn’t kill me here.
(Wells Fargo)

Mike Wirth:	I can hear you, Roger.

Roger Read:	All right, good morning, guys. Let me ask just one question. I know this will come out later in some of the documents, but breakup fees or anything we need to be watching here? I know that can be a little sensitive, but I just feel like we ought to ask the question.

Mike Wirth:	Yes, standard breakup fee. You’ll see it when the…

Pierre Breber:	When the merger agreement is filed.

Mike Wirth:	The merger agreement is filed, which will be…

Pierre Breber:	Next day or two, I think.

Roger Read:	Okay. And then you addressed the capex question, which was one for me. But I guess one thing else I’d be curious about, putting the companies together here, is there anything we should think about changing on the disposition side? One of the reasons I ask is, obviously, you’re putting two companies together, less capex, you’ve got a better GHG emissions footprint with this than obviously exists as an average across your overall portfolio. I was just wondering, is there anything else we should expect to change as a result of this or maybe accelerate a change elsewhere?

Mike Wirth:	It’s pretty straightforward, Roger. It’s the big position in the DJ, and then it’s the addition of the 25,000 acres in the Permian. It’s not as evident, I think, to people that follow us, but we’re constantly in the Permian creating more contiguous drilling acreage through swaps, through purchases, through sales. We’ve just got so much currency with our 2.2 million acres, this adds a little bit more of it into that. You can think of it going into that optimization of our Permian development plan. I wouldn’t expect us to come out with some sort of an asset divestment target or a number like you might have seen on some other transactions. I think, in the Permian, we have to understand how this really fits into our development plans. There’s a lot of cases where we’ve got something that works better for somebody else, they’ve got something that works better for us, and you can create value through those things at a level that doesn’t really rise to a lot of visibility to how you’re looking at it.

Roger Read:	I appreciate that, thank you.

Mike Wirth:	Okay. Thank you, Roger.

Operator:	We’ll go next to Paul Sankey with Sankey Research.

Paul Sankey:	Morning, everyone.
(Sankey Research)
If we look at the PDC, for example, proved reserves future free cash flow calculation, we get a number in the 10-K of $15 billion value and you’re doing the deal at $7.6 billion. I wondered, could you give, each of you, the perspective on why PDC trades so cheap?

Pierre Breber:	First, I’ll just comment. I think you’re referring to the oil and gas tables in the 10-K. That’s done at year-end pricing, which is probably higher than what people would think in mid-cycle.

Paul Sankey:	I mean I think even the lag for that still, I mean we can look at any metric and say it’s cheap, right?

Mike Wirth:	Yes, Paul. I might ask Bart to comment on it. It’s a bit of a conundrum, I think, as I look at it. These are high-quality assets, the de-risking through the permitting has occurred. But the market assigns a certain concentration risk, if you will, to players that have exposure concentrated in a part of their portfolio or the perception of some of these things. The diversified nature of our portfolio allows that risk to be diversified away with the larger and other segment exposure that we bring along. I think that’s probably a primary driver.

I read analyst reports where there was maybe speculation about would PDC go out and try to do a deal? Would that be dilutive? I think there was a conjecture in the market that may have weighed on that. Fundamentally, I think the premise of your question is, these are high-quality assets at good value. We agree with that. This is a way for us to unlock that value for the shareholders of PDC.

Bart, would you have anything you’d like to add? I mean that’s probably a question that better goes to you.

Bart Brookman:	Paul, we could spend a lot of time on this one. I think when we look at PDC relative to our peers in the SMID space, it’s a chronic problem of multiple compression that we’ve been experiencing for quite a while. I think it’s more of an industry trend.

Yes, there was good value here, but this is a great opportunity for the PDC shareholders to complement Chevron’s DJ position with our position, accretive to them on [key financial] measures, and then for us to get the diversification in their assets, long term, in the scale and the world-class assets. Like I said, it’s just a great opportunity.

Paul Sankey:	Right. I mean, I guess the perspective would be that the political risk is excessively discounted.

Bart Brookman:	That’s always a consideration for any Colorado operator, yes. But I think when we look at ourselves relative to our peers, it doesn’t show that trend. There is a compression of multiples for pretty much all the SMIDs.

Operator:	We’ll go next to Irene Himona with SocGen.

Irene Himona:	Good morning, thank you very much.
(Société Générale)
Mike, you referred to slight differences in well designs in the DJ. I wonder if you could talk a little, perhaps, about current well productivities, how these compare between the two companies?

Pierre Breber:	Hey, Irene. I think I’ll refer you to Jake to get into some of those details if you’re okay. We talked about looking at what both companies do. We have capex efficiencies built into the acquisition economics, a premise that we can drill fewer wells per section and do larger fracs, but we just have more work to do. In particular, as we do our integration planning, just like we talked about synergies, we do a lot of operational work, and then we’ll have more to say over time.

Irene Himona:	Okay. My second question for you, Pierre, should Henry Hub remain closer to $2.50? Could you, perhaps, indicate how we should think around the $1 billion free cash flow guidance, please?

Pierre Breber:	The sensitivities, we want to update it, but you can think of it [i.e., $2.50 Henry Hub vs $3.50 Henry Hub assumption] as lowering [FCF] about $100 million roughly. It’s still strongly free cash flow accretive. As Mike said, we’ve tested a variety of oil and gas pricing. You do these transactions with upside in mind, clearly, and there’s upside, but you test the downside, and this works at a $2.50 Henry Hub natural gas. Of course, it depends on your liquid pricing and all that. If you look at $60 Brent, take $4 off for WTI, $2.50 Henry Hub, you’ll still see accretion in earnings and free cash flow. ROCE is right on the ragged edge, it might go slightly dilutive on ROCE at those prices.

Irene Himona:	Thank you very much.

Pierre Breber:	Thanks, Irene.

Operator:	We’ll go next to Lucas Herrmann with Exane.

Lucas Herrmann:	Thanks very much, and good afternoon gents.
(BNP Exane)
Brief one. Mike, strategically, more U.S.? When does the weighting that you have towards the U.S. onshore, I appreciate this is a different basin, but when is the weighting that you have towards the U.S. onshore start to play on how you think about portfolio and structure at Chevron? It’s another 10% add, obviously, to the production profile, but it’s also another very material add at 20%, 25% or so, to the U.S. position.

Mike Wirth:	The U.S. is a very attractive oil and gas province. It’s got tremendous resources. It’s got a tremendous service sector, deep liquid markets, the ability to execute at very good capital efficiency and generate strong returns. We’re not concerned about adding to our U.S. exposure. In fact, the President has called for more investment in the U.S. to increase supplies in the U.S., and so this is certainly consistent with that.

We’re not going to pull back only to the shores in the United States. We’ve got big positions in all the other basins around the world, right? The Middle East, Asia, Africa, Australia, Latin America. We’ll continue to look for value-creating, high-return opportunities in those areas. This is one that’s higher returns and low carbon, and it fits with our strategy. That’s the primary driver. We manage geopolitical risk all around the world and it’s been part of this industry since its inception and always will be, but that’s not a reason for us to shy away from a deal that creates value for shareholders just because it increases our U.S. weighting.

Lucas Herrmann:	Okay, thanks very much. Congratulations.

Operator:	Our last question comes from Neal Dingmann with Truist.

Neal Dingmann:	Thanks, guys. Thanks for getting me in.
(Truist)
My first question is just on spacing. I’m just wondering, were you all planning to stay with PDC’s? I think they’re around 16 to 24 well spacing, where you turn more towards the, I think, 8 to 10 spacing you’ve seen at Mustang and Wells Ranch?

Mike Wirth:	Pierre said as we get into the detailed integration planning, we’ll look at things like well spacing, we’ll look at frac design. I don’t want to speculate on the conclusions other than to say we’re going to drive at high returns. You’ve got the levers of how much capital you put in and how much production you get out at a given price. We’ll optimize our development plan accordingly. We want to be sure we understand what PDC is doing and how those wells are really delivering returns and performing. When we went through the Noble acquisition, I have to tell you, as proud as we are of the great work that our people do, we also benefited from some of the great work that was going on in Noble Energy. We learned things that have improved our operations in other parts of the world, particularly things that were going on in Colorado. I want to be sure that we’ve given full consideration to everything that PDC is doing as we look at our go-forward development plan. It’s just premature for me to give you anything real specific on that until we’ve done the work.

Neal Dingmann:	Yes, that makes sense. And then if I could, just a follow-up maybe for Bart.

Bart, I’m just wondering when this deal came to be, you started going to the Board, was this fully shopped or was this just exclusive with Chevron? Because, again, obviously, the price does look reasonable from Chevron’s side, I’m just wondering how this was, when this came to be on the side, how you all look at it to the Board and the bankers fully shopped it?

Bart Brookman:	Neal, I can’t give you a lot of details, but I can promise you the Board undertook a rigorous process as we looked at the merits of this deal and other pathways that we could go down. It was unanimous that this is the best deal for our shareholders. The process was thorough, I can promise you.

Neal Dingmann:	Okay. Congrats on the exit, Bart. Thanks.

Jake Spiering:	Thanks, Neal.

I would like to thank everyone for your time today. We appreciate your interest in Chevron and your participation on today’s call. Please stay safe and healthy. Jennifer, back to you.

Operator:	Thank you. This concludes Chevron’s conference call. You may now disconnect.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the potential transaction, Chevron expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a preliminary prospectus of Chevron that also constitutes a preliminary proxy statement of PDC. After the registration statement is declared effective, PDC will mail a definitive proxy statement/prospectus to stockholders of PDC. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Chevron or PDC may file with the SEC and send to PDC’s stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF CHEVRON AND PDC ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Chevron or PDC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Chevron will be available free of charge on Chevron’s website at http://www.chevron.com/investors and copies of the documents filed with the SEC by PDC will be available free of charge on PDC’s website at http://www.pdce.com/investors-overview.

Chevron and PDC and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Chevron is set forth in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 23, 2023, and its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 12, 2023. Information about the directors and executive officers of PDC is set forth in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 22, 2023, and its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 12, 2023. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Information

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Chevron and PDC, including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction, projected financial information, future opportunities, and any other statements regarding Chevron’s and PDC’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipates,” “expects,” “intends,” “plans,” “targets,” “forecasts,” “projects,” “believes,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” “may,” “could,” “should,” “will,” “budgets,” “outlook,” “trends,” “guidance,” “focus,” “on schedule,” “on track,” “is slated,” “goals,” “objectives,” “strategies,” “opportunities,” “poised,” “potential” and similar expressions. All such forward-looking statements are based on current expectations of Chevron’s and PDC’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite PDC stockholder approval; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; the effects of disruption to Chevron’s or PDC’s respective businesses; the effect of the potential transaction on the parties’ stock prices; the effects of industry, market, economic, political or regulatory conditions outside of the parties’ control; transaction costs; Chevron’s ability to achieve the benefits from the proposed transaction, Chevron’s ability to promptly, efficiently and effectively integrate acquired operations into its own operations; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include those described in the “Risk Factors” section of PDC’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K all of which are available on PDC’s website at http://investor.pdce.com/sec-filings and on the SEC’s website at http://www.sec.gov, and in the “Risk Factors” section of Chevron’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K, all of which are available on Chevron’s website at https://chevroncorp.gcs-web.com/financial-information/sec-filings and on the SEC’s website at http://www.sec.gov. Those disclosures are incorporated by reference in this communication. Other unpredictable or unknown factors not discussed or incorporated by reference in this communication could also have material adverse effects on forward-looking statements. Neither PDC nor Chevron assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, as they speak only as of the date hereof.